SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1
(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. [2])*
.
TranS1 Inc.
(Name of Issuer)

[Common Stock]

(Title of Class of Securities)

89385X105
(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89385X105	13G	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THOMAS WEISEL HEALTHCARE VENTURES PARNERS, L.P. 58-2667440
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 1,029,545
REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,029,545
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 89385X105	13G	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THOMAS WEISEL HEALTHCARE VENTURES PARTNERS LLC 11-3687649
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 1,029,545
REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,029,545
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 89385X105	13G	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THOMAS WEISEL CAPITAL MANAGEMENT LLC 94-3331306
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,029,545
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH:	8	SHARED DISPOSITIVE POWER 1,029,545
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 89385X105	13G	Page 5 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THOMAS WEISEL PARTNERS GROUP, INC. 20-3550472
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,029,545
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER
WITH:	8	SHARED DISPOSITIVE POWER 1,029,545
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,545
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.99%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 89385X105	13G	Page 6 of 9

Item1 (a).	Name of Issuer: Trans1 Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

411 Landmark Drive
           Wilmington, NC 28412-6303

Item 2(a).
Names of Persons Filing:  Thomas Weisel  Healthcare Venture Partners L.P. (the “Fund”); Thomas Weisel Healthcare Venture Partners LLC, which is the sole general partner of the Fund (the “GP”); Thomas Weisel Capital Management LLC, which is the sole managing member of the general partner of the Fund (the “GPLLC”);and Thomas Weisel Partners Group, Inc., which is the sole managing member of the managing member of the general partner of the Fund (the “TWPG”).  Each person named in this paragraph is referred to herein as a “Reporting Person.”

Item 2(b).	Address of Principal Business Office or, if None, Residence: The address of the principal business office of the Fund, the GP, the GPLLC and TWPG is One Montgomery Street, San Francisco, CA 94104

Item 2(c).
Citizenship:  The Fund is a limited partnership organized under the laws of the State of Delaware.   The GP and the GPLLC are each a limited liability company organized under the laws of the State of Delaware.  TWPG is a corporation organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities: Common stock

Item 2(e).	CUSIP Number 89385X105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount Beneficially Owned: The Fund is the record owner of 1,029,545 shares (the “Shares”) as of December 31, 2009.  As the sole general partner of the Fund, the GP may be deemed to own beneficially the Shares.  As the sole managing member of the GP, the sole general partner of the Fund, the GPLLC may also be deemed to beneficially own the Shares.  As the sole managing member of the GPLLC, the sole managing member of the sole managing member of the general partner of the Fund, [TWPG] may also be deemed to beneficially own the Shares.

Thomas Weisel Partners Group, Inc. exercises discretionary authority as ultimate parent over the investments of Thomas Weisel Healthcare Venture Partners, L.P., Thomas Weisel Partners Group, Inc. disclaims beneficial ownership of all shares except 5,148  shares which ownership corresponds to Thomas Weisel Partners Group, Inc.'s invested capital in Thomas Weisel Healthcare Venture Partners, L.P.

CUSIP No. 89385X105	13G	Page 7 of 9

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets are calculated based on 20,635, 084 shares reported to be outstanding by the Issuer in Form 10-Q as of 11/06/2009.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to vote or to direct the vote: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

This Schedule 13G is filed by Thomas Weisel Partners Group, Inc., Thomas Weisel Capital Management L.L.C., Thomas Weisel Healthcare Ventures Partners L.LC., and Thomas Weisel Healthcare Ventures, L.P., collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class. (X)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 89385X105	13G	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 01/19/2010

FUND - THOMAS WEISEL HEALTHCARE VENTURES PARNERS, L.P

By:	[GP] - THOMAS WEISEL HEALTHCARE VENTURES PARTNERS LLC

By:	[GPLLC] – THOMAS WEISEL CAPITAL MANAGEMENT LLC

By:	[TWPG] - THOMAS WEISEL PARTNERS GROUP, INC.

By:	Mark Fisher/General Counsel and Secretary
Name:
Title:

[GP] - THOMAS WEISEL HEALTHCARE VENTURES PARTNERS LLC

By:	[GPLLC] - THOMAS WEISEL CAPITAL MANAGEMENT LLC

By:	[TWPG] - THOMAS WEISEL PARTNERS GROUP, INC.

By:	Mark Fisher/General Counsel and Secretary
Name:
Title:

[GPLLC] - THOMAS WEISEL CAPITAL MANAGEMENT LLC

By:	[TWPG] - THOMAS WEISEL PARTNERS GROUP, INC.

By:	Mark Fisher/General Counsel and Secretary
Name:
Title:

[TWPG] - THOMAS WEISEL PARTNERS GROUP, INC.

By:	Mark Fisher/General Counsel and Secretary
Name:
Title:

CUSIP No. 89385X105	13G	Page 9 of 9

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of TranS1 Inc.

Date: 01/19/2010

[FUND] THOMAS WEISEL HEALTHCARE VENTURES PARNERS, L.P

By:	[GP] THOMAS WEISEL HEALTHCARE VENTURES PARTNERS LLC

By:	[GPLLC] THOMAS WEISEL CAPITAL MANAGEMENT LLC

By:	[TWPG] THOMAS WEISEL PARTNERS GROUP, INC.

By:	Mark Fisher/General Counsel and Secretary
Name:
Title:

[GP] THOMAS WEISEL HEALTHCARE VENTURES PARTNERS LLC

By:	[GPLLC] THOMAS WEISEL CAPITAL MANAGEMENT LLC

By:	[TWPG] THOMAS WEISEL PARTNERS GROUP, INC.

By:	Mark Fisher/General Counsel and Secretary
Name:
Title:

[GPLLC] THOMAS WEISEL CAPITAL MANAGEMENT LLC

By:	[TWPG] THOMAS WEISEL PARTNERS GROUP, INC.

By:	Mark Fisher/General Counsel and Secretary
Name:
Title:

[TWPG] THOMAS WEISEL PARTNERS GROUP, INC.

By:	Mark Fisher/General Counsel and Secretary
Name:
Title: